[Letterhead of APX Group Holdings, Inc.]

September 24, 2019

VIA EDGAR

Larry Spirgel

Kathryn Jacobson

Joseph Cascarano

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Re:	APX Group Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 6, 2019
Form 8-K
Filed August 6, 2019
File No. 333-191132-02

Ladies and Gentlemen:

APX Group Holdings, Inc. (the “Company”) submits this letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 13, 2019, concerning the Company’s Current Report on Form 8-K filed August 6, 2019.

To assist in your review, we have retyped the Staff’s comments (displayed in italics) below, with the Company’s responses set forth immediately below the Staff’s comments.

Exhibit 99.1, page 1

1.    We note your highlighted presentation of Adjusted EBITDA appears to indicate that it is a measure of performance (or liquidity) for the quarterly periods ended June 30, 2019. However, your disclosures regarding Non-GAAP financial measures describe Adjusted EBITDA as “additional information” to allow investors to assess your compliance with certain financial covenants applicable to your indebtedness and “not as a measurement of financial performance.” Accordingly, please clearly label your Adjusted EBITDA measure in your Highlights section as a debt covenant compliance measure. Please also disclose the amount or limit required under the financial covenant for which Adjusted EBITDA is used.

The Company respectfully advises the Staff that it will revise the disclosure in its next earnings release to clearly label the Adjusted EBITDA measure in the Highlights section as a “Covenant Adjusted EBITDA,” with a related footnote to read substantially as follows:

“This earning release includes Covenant Adjusted EBITDA, a metric that is not calculated in accordance with Generally Accepted Accounting Principles in the U.S. (“GAAP”). Covenant Adjusted EBITDA provides additional information to investors about the calculation of, and compliance with, certain financial covenants contained in the agreements governing the Company’s notes, and the credit agreements governing the Company’s revolving credit facility and term loan. See the “Statement Regarding Non-GAAP Financial Measures” section at the end of this earnings release for the definition of Covenant Adjusted EBITDA and a reconciliation to its most directly comparable financial measure calculated in accordance with GAAP.”

The Company will also revise the disclosure under the heading “Statement Regarding Non-GAAP Financial Measures” in its next earnings release to disclose certain covenant limitations for which Covenant Adjusted EBITDA is used by adding a paragraph to read substantially as follows:

“Under the credit agreements governing the Company’s revolving credit facility and term loan and the debt agreements governing the Company’s notes, the ability of APX Group and its restricted subsidiaries to engage in activities such as incurring additional indebtedness, making investments, refinancing certain indebtedness, paying dividends and entering into certain merger transactions is governed, in part, by their ability to satisfy tests based on Covenant Adjusted EBITDA for the applicable four-quarter period. Such tests include an incurrence-based maximum consolidated secured debt ratio and consolidated total debt ratio of 4.00 to 1.0, an incurrence-based minimum fixed charge coverage ratio of 2.00 to 1.0, and, solely in the case of the credit agreement governing the Company’s revolving credit facility, a maintenance-based maximum consolidated first lien secured debt ratio of 5.35 to 1.0, each as determined in accordance with the credit agreements governing the Company’s revolving credit facility and term loan and the debt agreements governing the Company’s notes. Non-compliance with these covenants could restrict the Company’s and its subsidiaries’ ability to undertake certain activities or result in a default under the credit agreements governing the Company’s revolving credit facility and term loan and the debt agreements governing the Company’s notes.”

The Company will revise its disclosure in its future filings with the Commission to be consistent with the above-described presentation.

In addition, the Company respectfully advises the Staff that if the Company determines to present Adjusted EBITDA as a performance measure in its earnings releases or its future filings with the Commission, it will clearly indicate that such measure is presented as a measure of the Company’s performance and include the related disclosure required under the Commission’s rules and the applicable guidance.

* * * * *

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to the undersigned at (801) 900-2805 or slindquist@vivint.com.

Very truly yours,

/s/ Shawn J. Lindquist
Shawn J. Lindquist
Chief Legal Officer

cc:	Igor Fert
Simpson Thacher & Bartlett LLP (via email)

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